07020926

RECEIVED

2007 FEB -9 P 3:21

OMRON

File No. 82-1170
February 2, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: OMRON Corporation – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Consolidated Financial Results for the Third Quarter of the Fiscal Year ending March 31, 2007

If you have any further questions or requests for additional information please do not hesitate to contact Mr. H. Oishi at 011-813-3436-7170 (telephone) or 011-813-3436-7180(facsimile).

Very truly yours,

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

Omron Corporation

By:

Name: Hiroshi Oishi
Title: General Manager
Investor Relations Department,
Finance and Investor Relations Headquarters

OMRON

Summary of Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2007

OMRON Corporation (6645)

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Principal Office:	Kyoto, Japan
Homepage:	http://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Planning Division, Accounting Department
Telephone:	+81-75-344-7070
U.S. GAAP accounting standard:	Adopted, except for segment information

Note: This document has been translated from the Japanese original as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. Amounts shown in this financial statement have been rounded down to the nearest million yen.

1. Preparation of Summary Third-Quarter Fiscal 2007 Results

Simplification of accounting methods:	Yes. Some simplified methods are applied in accounting standards for reserves and allowances.	
Changes in consolidated accounting methods from the most recent fiscal year:	None	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 16 companies	(Eliminated) 2 companies
Equity Method:	(New) 6 companies	(Eliminated) 1 company

2. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2007 (April 1, 2006 – December 31, 2006)

(1) Sales and Income

Millions of Yen - Except per Share Data and Percentages

	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Year ended March 31, 2006
		Change		Change	
Net sales	520,182	17.5	442,755	(1.5)	626,782
Operating income	42,409	(3.6)	44,009	(4.0)	62,128
Income before income taxes	49,257	4.7	47,059	9.2	64,352
Net income	27,372	4.6	26,161	5.4	35,763
Net income per share (yen)	117.72		110.25		151.14
Net income per share, diluted (yen)	117.65		110.21		151.05

Note: Percentages for net sales, operating income, income before income taxes and net income represent changes compared with the same period in the previous fiscal year.

(2) Consolidated Financial Position

	Millions of Yen - Except per Share Data and Percentages		
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006
Total assets	624,118	557,072	589,061
Net assets	373,810	362,894	362,937
Net worth ratio (percentage)	59.9	65.1	61.6
Net assets per share (yen)	1,621.75	1,548.47	1,548.07

(3) Consolidated Cash Flows

	Millions of Yen - Except per Share Data and Percentages		
	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Year ended March 31, 2006
Net cash provided by operating activities	10,219	24,752	51,699
Net cash used in investing activities	(34,069)	(31,289)	(43,020)
Net cash provided by (used in) financing activities	21,896	(26,296)	(38,320)
Cash and cash equivalents at end of period	51,011	49,699	52,285

3. Projected Results for the Fiscal Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(Unchanged from figures announced on October 30, 2006)

	Millions of Yen - Except per Share
	Full year ending March 31, 2007
Net sales	740,000
Income before income taxes	65,000
Net income	37,500
Net income per share, basic (yen)	162.69

Note: Please see page 6 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

Summary of Results for the Nine Months Ended December 31, 2006

Consolidated Results (U.S. GAAP) (Millions of yen, %)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Year-on-year change	Year ending March 31, 2007 (projected)	Year ended March 31, 2006 (actual)	Year-on-year change
Net sales	520,182	442,755	17.5%	740,000	626,782	18.1%
Operating income [% of net sales]	42,409 [8.2%]	44,009 [9.9%]	(3.6%) [-1.7P]	63,000 [8.5%]	62,128 [9.9%]	1.4% [-1.4P]
Income before income taxes [% of net sales]	49,257 [9.5%]	47,059 [10.6%]	4.7% [-1.1P]	65,000 [8.8%]	64,352 [10.3]	1.0% [-1.5P]
Net income	27,372	26,161	4.6%	37,500	35,763	4.9%
Net income per share (basic) (yen)	117.72	110.25	+7.47	162.69	151.14	+11.55
Net income per share (diluted) (yen)	117.65	110.21	+7.44		151.05	
Return on equity (%)				10.1%	10.7%	(-0.6P)
Total assets	624,118	557,072	12.0%		589,061	
Net assets [Net worth ratio (%)]	373,810 [59.9%]	362,894 [65.1%]	3.0% [-5.2P]		362,937 [61.6%]	
Net assets per share (yen)	1,621.75	1,548.47	+73.28		1,548.07	
Net cash provided by operating activities	10,219	24,752	(14,533)		51,699	
Net cash used in investing activities	(34,069)	(31,289)	(2,780)		(43,020)	
Net cash provided by (used in) financing activities	21,896	(26,296)	48,192		(38,320)	
Cash and cash equivalents at end of period	51,011	49,699	1,312		52,285	

Notes:

1. Quarterly results have not been reviewed by an independent auditor.
2. The number of consolidated subsidiaries is 158 and the number of companies accounted for by the equity method is 22.
3. Figures for the nine months ended December 31, 2005 and the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling JPY 11,915 million.
4. The nine months ended December 31, 2006 and the projected results for the year ending March 31, 2007 include a gain of JPY 10,141 million on the establishment of an employee retirement benefit trust and a loss of JPY 5,915 million on the sale of land and buildings at the Tokyo Head Office.

(Attachment)

1. Results of Operations and Financial Condition

General Overview

Reviewing economic conditions during the nine months ended December 31, 2006, the Japanese economy expanded, with continued growth in capital investment against a backdrop of strong corporate performance. Consumer spending also grew steadily along with an improved employment and income environment. In the global economy, however, the outlook remained unclear as crude oil prices dropped back while prices of copper, silver and other raw materials remained high. Under these conditions, the U.S. economy was firm, backed by robust capital investment, despite concerns about a possible slowdown. In the European economy, the economic upturn became well established, while Asian economies continued to expand.

In markets related to the Omron Group, sales of factory automation control systems, the Omron Group's core business, remained strong, supported by robust capital investment. With the recovery in the electronic components industry, sales of consumer and commerce components for IT and digital-related products were also solid.

In this environment, due in part to the effects of the weaker yen and business acquisitions, Omron Group net sales increased by 17.5 percent from the same period in the previous year to JPY 520,182 million. As for income for the nine-month period, the increase in net sales and efficient management of selling, general and administrative (SG&A) expenses resulted in operating income of JPY 42,409 million, a 3.6 percent decrease from the same period in the previous year. Excluding the JPY 11,915 million gain on the transfer of the substitutional portion of the employees' pension fund recorded in the same period in the previous year, operating income increased 32.1 percent. Income before income taxes was JPY 49,257 million, an increase of 4.7 percent from the same period in the previous year, due to factors including a JPY 10,141 million gain on the establishment of a retirement benefit trust and a JPY 5,915 million loss on the sale of land and buildings of the Tokyo Head Office (Minato-ku, Tokyo). Net income for the period was JPY 27,372 million, an increase of 4.6 percent over the same period in the previous year.

Results by Business Segment

- **Industrial Automation Business**

In Japan, sales of the safety business, application business and other strategic growth businesses grew steadily, reflecting brisk investment in improvement of quality and safety in order to enhance the functions of existing equipment. Sales of core factory automation control systems also surpassed the level of the same period in the previous year as a result of continued solid capital investment related to liquid crystal displays, semiconductors and digital home appliances. Overseas, sales in North America and Europe were solid. In China, where high growth is projected, sales increased due to Omron's aggressive efforts in areas such as improvement of its sales capabilities, expansion of production capacity and introduction of new products.

As a result, segment sales for the period totaled JPY 222,259 million, an increase of 11.7 percent compared with the same period in the previous year.

- **Electronic Components Business**

In Japan, conditions in the semiconductor and machinery and equipment industries were strong, and the electronic components industry also maintained an expansion trend. In this environment, segment sales were generally solid. In November 2006, Omron acquired the optical communications components business of NHK Spring Co., Ltd. to strengthen its position in this business. In December, Omron reached a basic agreement to purchase a semiconductor factory from Seiko Epson Corporation, with the aim of reinforcing its semiconductor-related operations. Overseas, sales expanded in China amid steady growth in sales of consumer and commerce components. Sales were also solid in the United States, Europe and Southeast Asia, centered on relays, a core product.

In addition to the above, the miniature backlight business of OMRON PRECISION TECHNOLOGY Co., Ltd. (formerly Pioneer Precision Machinery Corporation), which became a consolidated subsidiary in August 2006, contributed to sales. Segment sales for the nine-month period were JPY 101,213 million, an increase of 40.5 percent compared with the same period in the previous year.

- **Automotive Electronic Components Business**

Global automobile production volume was generally stable overall, and needs are increasing for car electronics for automobile safety and environmental friendliness. Against this backdrop, Omron's products continued to be adopted in new car models, contributing to strong sales in this segment. By area, sales in Japan were essentially unchanged from the same period in the previous year, but overseas sales were strong. In particular, sales in North America grew substantially as Omron launched new products such as wireless control devices and power window switches.

As a result, segment sales for the nine-month period were JPY 67,288 million, an increase of 21.1 percent compared with the same period in the previous year.

- **Social Systems Business**

In the public transportation systems business, sales increased substantially compared to the same period in the previous year, reflecting favorable demand for equipment upgrades and renewals and other projects related to the use of common IC cards among different railway companies, mainly in the Kanto area. In the traffic and road management solutions business, sales increased substantially, backed by strong demand for weigh-in-motion systems.

As a result, segment sales for the nine-month period totaled JPY 60,641 million, an increase of 16.1 percent compared to the same period in the previous year.

- **Healthcare Business**

In Japan, with expanding awareness of metabolic syndrome (a condition with multiple risk factors that can easily cause lifestyle diseases such as diabetes, hypertension, hyperlipidemia and obesity), sales of pedometers and body composition analyzers increased strongly. Overseas, sales of digital blood pressure monitors, a core product, were weak in the United States, but the digital blood pressure monitor business was solid overall, with growth in other markets including Russia, Eastern Europe, China and Australia.

As a result, segment sales for the nine-month period were JPY 48,293 million, an increase of 7.6 percent compared with the same period in the previous year.

- **Others**

The others segment consists mainly of new businesses being explored and developed by the Business Development Group and development and expansion of other businesses that are not covered by internal companies.

Among existing businesses, sales of the entertainment business continued to expand with strong sales of photo sticher vending machines , a core product, and a steady increase in membership of mobile sites related to these machines. In the computer peripheral business, sales of uninterruptible power supplies and other products grew strongly. Sales were also brisk in the growth areas of radio frequency identification (RFID) equipment and insulation monitoring devices.

As a result, segment sales for the nine-month period were JPY 20,488 million, an increase of 7.5 percent compared with the same period in the previous year.

Financial Condition

As of December 31, 2006, total assets were JPY 624,118 million, an increase of JPY 35,057 million compared with the end of the previous fiscal year. The main factors included increases in inventories and short-term bank loans.

Net assets increased JPY 10,873 million compared with the end of the previous fiscal year to JPY 373,810 million despite the increase from net income of JPY 27,372 million, due to factors including a JPY 10,666 million increase in treasury stock (which decreases net assets). As a result, the net worth ratio decreased to 59.9 percent from 61.6 percent at the end of the previous fiscal year.

Regarding cash flow in the third quarter, net cash provided by operating activities was JPY 10,219 million, a decrease of JPY 14,533 million compared with the same period in the previous year, despite net income of JPY 27,372 million, due to factors including a gain on establishment of a retirement benefit trust and the increase in inventories.

Net cash used in investing activities totaled JPY 34,069 million, an increase of JPY 2,780 million over the same period in the previous year. Despite a gain on the sale of land and buildings of the Tokyo Head Office, expenditures increased because of the acquisition of business entities, as well as other factors.

Net cash provided by financing activities was JPY 21,896 million (an increase of JPY 48,192 million over the same period in the previous year due to the effect of repayments of debt in the same period in the previous year), mainly because of an increase in proceeds from short-term bank loans.

As a result, cash and cash equivalents at the end of the nine-month period were JPY 51,011 million, a decrease of JPY 1,274 million from the end of the previous fiscal year.

Outlook for the Fiscal Year Ending March 31, 2007

Despite lingering elements of uncertainty such as high raw material prices, a slowdown in the U.S. economy and exchange rate movements, firm consumer spending and robust corporate capital investment can be expected in the fourth quarter. As a result, moderate growth is projected to continue.

In markets related to the Omron Group, the market for factory automation control devices is expected to gradually expand, supported by corporate capital investment, and the market for consumer and commerce components for IT and digital products is also projected to continue on a recovery track.

In regard to the forecast for the fiscal year, Omron will continue to work toward its current fiscal year policy of "Accelerated Growth with an Upswing in Income," and, as a result expects to reach the figures announced on October 30, 2006.

The assumed exchange rates for the fourth quarter are $1US = JPY 115 and 1 Euro = JPY 150.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions affecting the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

(Attachment)

2. Consolidated Financial Statements

Consolidated Statements of Operations
(With transfer of substitutional portion of employees' pension fund stated separately)

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase (decrease)
Net sales	520,182	100.0%	442,755	100.0%	77,427
Cost of sales	318,282	61.2	263,307	59.5	54,975
Gross profit	201,900	38.8	179,448	40.5	22,452
Selling, general and administrative expenses	122,562	23.5	111,018	25.1	11,544
Research and development expenses	36,929	7.1	36,336	8.2	593
Transfer of substitutional portion of employees' pension fund	—	—	(11,915)	(2.7)	11,915
Operating income	42,409	8.2	44,009	9.9	(1,600)
Foreign exchange loss, net	815	0.2	901	0.2	(86)
Other expenses (income), net	(7,663)	(1.5)	(3,951)	(0.9)	(3,712)
Income before income taxes and minority interests and cumulative effect of accounting change	49,257	9.5	47,059	10.6	2,198
Income taxes	20,093	3.9	19,665	4.4	428
Minority interests	101	0.0	32	0.0	69
Equity in net losses of affiliates	1,691	0.3	—	—	1,691
Net income before adjustment for cumulative effect of accounting change	27,372	5.3	27,362	6.2	10
Cumulative effect of accounting change (after tax effect considerations)	—	—	1,201	0.3	(1,201)
Net income	27,372	5.3	26,161	5.9	1,211

Notes:

1. Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference on return of liabilities) during the nine months ended December 31, 2005 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. To facilitate comparison with past fiscal years, the statement above displays this gain and loss together with the difference on return of liabilities separately as "Transfer of substitutional portion of employees' pension fund." If this gain or loss (excluding the difference on return of liabilities) were included in selling, general and administrative expenses and research and development expenses, and the difference on return of liabilities were stated separately, in accordance with U.S. GAAP, the statement would be as shown on the next page.

2. From the nine months ended December 31, 2005, the measurement date of projected benefit obligation and pension plan assets for pension accounting has been changed. As a result of the change, the Company recorded JPY 1,201 million as cumulative effect of accounting change (after tax effect considerations).

3. Other expenses (income) for the nine months ended December 31, 2006 includes a JPY 10,141 million gain on establishment of a retirement benefit trust and a JPY 5,915 million loss on the sale of land and buildings of the Tokyo Head Office.

4. Comprehensive income plus other comprehensive income in net income are as follows:
   Nine months ended December 31, 2006: JPY 24,918 million
   Nine months ended December 31, 2005: JPY 69,718 million
   Other comprehensive income includes foreign currency translation adjustments, minimum pension liability adjustments, net unrealized gain (loss) on securities and net gains (losses) on derivative instruments.

5. Change in Method of Presentation

Equity in net losses of affiliates, which was previously included in Other expenses (income), is presented directly following Minority interests as of the nine month period ended December 31, 2006. Equity in net losses of affiliates included in Other expenses (income) for the nine months ended December 31, 2005 was JPY 363 million.

(Attachment)

Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase (decrease)
Net sales	520,182	100.0%	442,755	100.0%	77,427
Cost of sales	318,282	61.2	279,282	63.1	39,000
Gross profit	201,900	38.8	163,473	36.9	38,427
Selling, general and administrative expenses	122,562	23.5	119,653	27.0	2,909
Research and development expenses	36,929	7.1	41,150	9.3	(4,221)
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	—	—	(41,339)	(9.3)	41,339
Operating income	42,409	8.2	44,009	9.9	(1,600)
Foreign exchange loss, net	815	0.2	901	0.2	(86)
Other expenses (income), net	(7,663)	(1.5)	(3,951)	(0.9)	(3,712)
Income before income taxes and minority interests and cumulative effect of accounting change	49,257	9.5	47,059	10.6	2,198
Income taxes	20,093	3.9	19,665	4.4	428
Minority interests	101	0.0	32	0.0	69
Equity in net losses of affiliates	1,691	0.3	—	—	1,691
Net income before adjustment for cumulative effect of accounting change	27,372	5.3	27,362	6.2	10
Cumulative effect of accounting change (after tax effect considerations)	—	—	1,201	0.3	(1,201)
Net income	27,372	5.3	26,161	5.9	1,211

Notes:

1. Gain and loss recognized in connection with the return of the substitutional portion of the employees pension fund (excluding the difference from transfer of obligation) during the nine months ended December 31, 2005 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. The difference of JPY 41,339 million between the accrued benefit obligation and related pension plan assets is stated as "Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund." The difference of JPY 8,870 million between the projected benefit obligation and accrued benefit obligation, which is the previously accrued salary progression related to the substitutional portion, was recognized as a return of net periodic pension cost, and the one-time amortization of the unrecognized actuarial balance corresponding to the substitutional portion, which totaled JPY 38,294 million, was recognized as a settlement loss. Of the return of the previously accrued salary progression and the settlement loss totaling JPY 29,424 million, JPY 15,975 million is accounted for in cost of sales, JPY 8,635 million in selling, general and administrative expenses, and JPY 4,814 million in research and development expenses.

2. From the nine months ended December 31, 2005, the measurement date of projected benefit obligation and pension plan assets for pension accounting has been changed. As a result of the change, the Company recorded JPY 1,201 million as cumulative effect of accounting change (after tax effect considerations).

3. Other expenses (income) for the nine months ended December 31, 2006 includes a JPY 10,141 million gain on establishment of a retirement benefit trust and a JPY 5,915 million loss on the sale of land and buildings of the Tokyo Head Office.

4. Comprehensive income plus other comprehensive income in net income are as follows:
   Nine months ended December 31, 2006: JPY 24,918 million
   Nine months ended December 31, 2005: JPY 69,718 million
   Other comprehensive income includes foreign currency translation adjustments, minimum pension liability adjustments, net unrealized gain (loss) on securities and net gains (losses) on derivative instruments.

5. Change in Method of Presentation
   Equity in net losses of affiliates, which was previously included in Other expenses (income), is presented directly following Minority interests as of the nine month period ended December 31, 2006. Equity in net losses of affiliates included in Other expenses (income) for the nine months ended December 31, 2005 was JPY 363 million.

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of December 31, 2006		As of December 31, 2005		As of March 31, 2006		Change (March 31, 2006 – Dec. 31, 2006)
ASSETS							
Current Assets:	338,454	54.2%	268,068	48.1%	292,313	49.6%	46,141
Cash and cash equivalents	51,011		49,699		52,285		(1,274)
Notes and accounts receivable - trade	147,515		112,767		136,348		11,167
Inventories	108,533		81,791		74,958		33,575
Other current assets	31,395		23,811		28,722		2,673
Property, Plant and Equipment	157,627	25.3	163,126	29.3	167,617	28.5	(9,990)
Investments and Other Assets:	128,037	20.5	125,878	22.6	129,131	21.9	(1,094)
Investments in and advances to associates	15,846		16,955		16,135		(289)
Investment securities	45,779		60,292		62,477		(16,698)
Other	66,412		48,631		50,519		15,893
Total Assets	624,118	100.0%	557,072	100.0%	589,061	100.0%	35,057

	As of December 31, 2006		As of December 31, 2005		As of March 31, 2006		Change (March 31, 2006 – Dec. 31, 2006)
LIABILITIES							
Current Liabilities:	194,020	31.1%	133,024	23.9%	155,660	26.4%	38,360
Bank loans and current portion of long-term debt	46,583		14,917		2,764		43,819
Notes and accounts payable - trade	97,672		69,297		85,224		12,448
Other current liabilities	49,765		48,810		67,672		(17,907)
Long-Term Debt	471	0.1	1,322	0.2	1,049	0.2	(578)
Other Long-Term Liabilities	54,516	8.7	58,375	10.5	68,290	11.6	(13,774)
Minority Interests in Subsidiaries	1,301	0.2	1,457	0.3	1,125	0.2	176
Total Liabilities	250,308	40.1	194,178	34.9	226,124	38.4	24,184
SHAREHOLDERS' EQUITY							
Common stock	64,100	10.3	64,100	11.5	64,100	10.9	—
Additional paid-in capital	98,804	15.8	98,724	17.7	98,724	16.7	80
Legal reserve	8,281	1.3	7,917	1.4	8,082	1.4	199
Retained earnings	251,505	40.3	222,586	40.0	227,791	38.7	23,714
Accumulated other comprehensive income (loss)	(5,425)	(0.8)	2,548	0.4	(2,971)	(0.5)	(2,454)
Treasury stock	(43,455)	(7.0)	(32,981)	(5.9)	(32,789)	(5.6)	(10,666)
Total Shareholders' Equity	373,810	59.9	362,894	65.1	362,937	61.6	10,873
Total Liabilities and Shareholders' Equity	624,118	100.0%	557,072	100.0%	589,061	100.0%	35,057

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Increase (Decrease)
I **Operating Activities:**			
1. Net income	27,372	26,161	1,211
2. Adjustments to reconcile net income to net cash provided by operating activities:			
(1) Depreciation and amortization	24,331	22,858	
(2) Loss on impairment of investment securities and other assets	110	692	
(3) Gain on establishment of retirement benefit trust	(10,141)	—	
(4) Decrease in notes and accounts receivable — trade	5,989	13,489	
(5) Increase in inventories	(28,584)	(9,500)	
(6) Decrease in notes and accounts payable — trade	(472)	(7,443)	
(7) Cumulative effect of accounting change	—	1,201	
(8) Other, net	(8,386)	(22,706)	
Total adjustments	(17,153)	(1,409)	(15,744)
Net cash provided by operating activities	10,219	24,752	(14,533)
II **Investing Activities:**			
1. Capital expenditures	(29,087)	(29,504)	417
2. Proceeds from sale and payment for acquisition of business entities, net	(18,582)	(8,988)	(9,594)
3. Other, net	13,600	7,203	6,397
Net cash used in investing activities	(34,069)	(31,289)	(2,780)
III **Financing Activities:**			
1. Increase (decrease) in interest-bearing liabilities	40,239	(10,301)	50,540
2. Dividends paid by the company	(7,688)	(6,218)	(1,470)
3. Acquisition of treasury stock	(11,183)	(10,052)	(1,131)
4. Disposal of treasury stock	3	2	1
5. Exercise of stock options	525	273	252
Net cash provided by (used in) financing activities	21,896	(26,296)	48,192
IV **Effect of Exchange Rate Changes on Cash and Cash Equivalents**	680	1,913	(1,233)
Net Decrease in Cash and Cash Equivalents	(1,274)	(30,920)	29,646
Cash and Cash Equivalents at Beginning of the Period	52,285	80,619	(28,334)
Cash and Cash Equivalents at End of the Period	51,011	49,699	1,312

(Attachment)

3. Segment Information

1. Business Segment Information

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	222,259	101,213	67,288	60,641	48,293	20,488	520,182	—	520,182
(2) Intersegment sales and transfers	6,229	16,566	1,638	6,352	142	31,978	62,905	(62,905)	—
Total	228,488	117,779	68,926	66,993	48,435	52,466	583,087	(62,905)	520,182
Operating expenses	193,272	107,913	70,326	64,609	42,486	50,334	528,940	(51,167)	477,773
Operating income (loss)	35,216	9,866	(1,400)	2,384	5,949	2,132	54,147	(11,738)	42,409

Nine months ended December 31, 2005 (April 1, 2005 – December 31, 2005) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	198,984	72,017	55,583	52,241	44,864	19,066	442,755	—	442,755
(2) Intersegment sales and transfers	6,138	16,198	2,114	6,394	129	26,633	57,606	(57,606)	—
Total	205,122	88,215	57,697	58,635	44,993	45,699	500,361	(57,606)	442,755
Operating expenses	173,927	79,827	58,833	61,233	38,558	44,229	456,607	(45,946)	410,661
Operating income (loss)	31,195	8,388	(1,136)	(2,598)	6,435	1,470	43,754	(11,660)	32,094

Notes:

1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.
3. This segment information was prepared in accordance with rules for consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses."

(Attachment)

2. Geographical Segment Information

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006) (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	287,700	70,706	83,646	48,880	29,250	520,182	—	520,182
(2) Intersegment sales and transfers	88,748	869	918	28,392	7,508	126,435	(126,435)	—
Total	376,448	71,575	84,564	77,272	36,758	646,617	(126,435)	520,182
Operating expenses	332,191	71,604	77,356	77,038	33,803	591,992	(114,219)	477,773
Operating income (loss)	44,257	(29)	7,208	234	2,955	54,625	(12,216)	42,409

Nine months ended December 31, 2005 (April 1, 2005 – December 31, 2005) (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	258,674	56,543	71,146	30,655	25,737	442,755	—	442,755
(2) Intersegment sales and transfers	66,061	238	754	22,191	6,037	95,281	(95,281)	—
Total	324,735	56,781	71,900	52,846	31,774	538,036	(95,281)	442,755
Operating expenses	290,776	56,290	66,552	52,118	29,226	494,962	(84,301)	410,661
Operating income	33,959	491	5,348	728	2,548	43,074	(10,980)	32,094

Note: This segment information was prepared in accordance with rules for consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses."

(Attachment)

4. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Year-on-year change (%)
Industrial Automation Business	222,259	42.7%	198,984	44.9%	11.7%
Electronic Components Business	101,213	19.5	72,017	16.3	40.5
Automotive Electronic Components Business	67,288	12.9	55,583	12.6	21.1
Social Systems Business	60,641	11.7	52,241	11.8	16.1
Healthcare Business	48,293	9.3	44,864	10.1	7.6
Other	20,488	3.9	19,066	4.3	7.5
Total	520,182	100.0%	442,755	100.0%	17.5%

Notes:

1. The "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.

Financial Results for the Nine Months Ended December 31, 2006

January 31, 2007
OMRON Corporation

Contents

Notes:
1. Quarterly financial information is not audited or reviewed by an auditing corporation.
2. The financial statements are prepared in accordance with U.S. GAAP.
3. Includes 158 consolidated subsidiaries and 22 affiliated companies accounted for by the equity method.
4. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

Main Business Areas

OMRON
Sensing tomorrow™

Industrial Automation	
IAB	: Sensing Devices, Control Devices, Safety Devices, Inspection Systems, etc.
Electronic components	
ECB	: Relays, Switches, Connectors, Micro Lens Arrays, Backlights for LCD, Optical Communications Devices, etc.
Automotive Electronics	
AEC	: Keyless Entry System, Power Window Switches, Automotive relays Components, Laser Radars, TPMS etc.
Social Systems	
SSB	: Passenger Gates, Ticket Vending Machines, Road Management System, Security Management Systems, Face Recognition Systems, etc.
Healthcare Equipment	
HCB	: Digital Blood Pressure Monitors, Body Composition Analyzers Nebulizer, etc.
Others	
Others	: Personal Computer Peripherals, RFID Systems, Commercial Game Machines, etc.


HCB
9%
Others
4%
SSB
12%
Net sales 520.2 billion yen
IAB
43%
AEC
13%
ECB
19%

Results for the Nine Months FY2006

OMRON
Sensing tomorrow™

1. Executive Summary

Executive Summary

The Year ending March 2007 is the final milestone toward achieving 2nd phase objectives of Grand Design 2010
"Accelerating growth while securing profit increase advancing toward FY07 targets by front-loading growth"

9 months Results and Key Points

■ **Net sales, operating income, NIBT, Net income all exceeded for 9 months original targets**

Consolidated	Result	vs. same period in prev. year	vs. original target	
Net sales	¥520.2 billion	117.5%	103.1%	
Operating income	¥42.4 billion	96.4%	107.4%	(Operating margin 8.2%)
NIBT	¥49.3 billion	104.7%	118.7%	(NIBT margin 9.5%)
Net income	¥27.4 billion	104.6%	114.1%	(NI margin 5.3%)

(1) Net sales : 18% year-on-year increase, mainly due to foreign exchange gains and sales increase from M&A

(2) Operating income : 4% year-on-year decrease; but 32% increase excluding ¥11.9 billion gain on return of substitutional portion of pension fund in previous year.
7% increase over target mainly due to foreign exchange gains, reduction of R&D expenses.

(3) NIBT: 19% increase over target due to operating income plus non-operating income from factors including gain on establishment of retirement benefit trust

(4) Business summary: Sales were solid. In Operating income, AEC showed recovery trend in 3rd quarter.

Full-Year Forecasts and Key Points

■ **Unchanged from figures announced on October 30, 2006**

Consolidated	Year ending March 31, 2007	vs. same period in prev. year	
Net sales	¥740.0 billion	118.1%	
Operating income	¥63.0 billion	101.4%	(Operating margin 8.5%)
NIBT	¥65.0 billion	101.0%	(NIBT margin 8.8%)
Net income	¥37.5 billion	104.9%	(NI margin 5.1%)

*Assumption: The PL influence of the announced two M&A is included.

2. Results for the Nine Months Ended December 31, 2006

Consolidated Statements of Income

Sales: ¥520.2b ; Operating margin : 8.2%
Operating income exceeded target due to foreign exchange gains and decrease in R&D expenses.

(billion yen)

P/L	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Net sales	442.8	520.2	117.5%	504.5	103.1%
Gross profit	179.4	201.9	112.5%	204.5	98.7%
SG&A expense	111.0	122.6	110.4%	123.0	99.6%
R&D expense	36.3	36.9	101.6%	42.0	87.9%
'Daiko-henjyo'	11.9	-		-	
Operating income	44.0	42.4	96.4%	39.5	107.4%
NIBT	47.1	49.3	104.7%	41.5	118.7%
NIAT	26.2	27.4	104.6%	24.0	114.1%

(yen)

USD	112.2	116.3	4.1	110.0	6.3
EUR	137.3	148.2	10.9	135.0	13.2

Breakdown of Sales by Region and Business

Sales results were basically as planned in Japan and overseas.
By segment, sales of ECB and AEC exceeded original targets.

(billion yen)

Japan/Overseas	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Japan	248.2	271.4	109.4%	270.4	100.4%
Overseas*	194.6	248.8	127.8%	234.1	106.3%
Total	442.8	520.2	117.5%	504.5	103.1%

* Overseas includes direct exports

By business	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	199.0	222.3	111.7%	222.5	99.9%
ECB	72.0	101.2	140.5%	86.0	117.7%
AEC	55.6	67.3	121.1%	66.0	102.0%
SSB	52.2	60.6	116.1%	63.5	95.5%
HCB	44.9	48.3	107.6%	49.0	98.6%
Others	19.1	20.5	107.5%	17.5	117.1%
Total	442.8	520.2	117.5%	504.5	103.1%

Breakdown of Operating Income

Generally exceeded original targets (except for AEC).

(billion yen)

By Business	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
IAB	31.2	35.2	112.9%	35.2	100.0%
ECB	8.4	9.9	117.6%	9.4	105.0%
AEC	-1.1	-1.4	-	1.4	-
SSB	-2.6	2.4	-	0.7	-
HCB	6.4	5.9	92.4%	5.7	104.4%
Others/HQ Cost Elimination	-10.2	-9.6		-12.9	
'Daiko-henjyo'	11.9	-	-	-	-
Total	44.0	42.4	96.4%	39.5	107.4%

Breakdown of Changes in Operating Income (comparison to previous year)

Operating income increased from previous year substantially, 32% increased excluding return of substitutional portion of employees' pension fund 'Daiko henjyo'.


Sales increase and Product mix
Exchange profit
M&A
Raw material
Increase in manufacturing fixed cost
Effect of exch. rate in SG&A
(billion yen)
'Daiko, henjyo'
-11.9
+25.3
+4.2
+2.5
-4.5
-5.0
-2.6
M&A
-2.0
Increase in SG&A
-7.0
Increase in R&D
-0.6
44.0
42.4
Change in gross profit
+22.5b
Change in operating income -1.6 b
(Effect of exch. rate in Op Income: +1.6b)
Dec. 2005
Dec. 2006

Breakdown of Changes in Operating Income (comparison to original target)

Operating income exceeded original target due to decreased R&D expenses and exchange gains that covered rising cost of raw materials.


(billion yen)
Sales decrease and Product mix
-6.7
Exchange profit
+4.7
M&A
+2.5
Raw material
-2.9
Increase in manufacturing fixed cost
-0.3
Effect of exch. rate in SG&A
-3.2
M&A
-2.0
Decrease in SG&A
+5.5
Decrease in R&D
+5.2
39.6
42.4
Change in gross profit
-2.7b
Change in operating income +2.8b
(Effect of exch. rate in Op Income: +1.5b)
Dec. 2006
Original target
Dec. 2006
Actual

IAB (Industrial Automation Business)

Sales : ¥222.3b ; Operating margin : 15.8%
Sales basically in line with original target , with continued strength in North America and Europe

(billion yen)

IAB	ended 12/2005 Actual(1)	ended 12/2006 Actual(2)	last year (2)/(1)	ended 12/2006 Original target(3)	Original target (2)/(3)
Japan	99.6	103.1	103.5%	106.0	97.3%
Overseas	99.4	119.2	119.9%	116.5	102.3%
North America	18.1	24.8	137.2%	22.0	112.7%
Europe	50.4	58.6	116.3%	53.5	109.5%
Asia	9.1	10.1	110.7%	10.5	96.0%
China	18.2	21.3	116.8%	25.5	83.4%
Export	3.6	4.4	121.8%	5.0	88.3%
Total	199.0	222.3	111.7%	222.5	99.9%

Operating income	31.2	35.2	112.9%	35.2	100.0%
Operating income ratio	15.7%	15.8%		15.8%	

Sales by region


China
10%
Export
2%
Asia
5%
Japan
46%
Europe
26%
North America
11%

Nine Months ended
Dec. 31, 2006

ECB (Electronic Components Business)

Sensing tomorrow™

Sales : ¥101.2 b ; Operating margin : 9.7%
Sales of relays and switches were solid.
Growth in Greater China and exports mainly due to M&A.

(billion yen)

ECB	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Japan	34.9	43.3	124.1%	40.0	108.3%
Overseas	37.1	57.9	156.1%	46.0	125.8%
North America	7.2	8.3	116.0%	8.1	102.9%
Europe	9.1	8.7	94.5%	7.9	108.8%
Asia	4.5	6.2	137.8%	5.2	119.9%
China	10.2	24.2	237.9%	18.4	131.7%
Export	6.1	10.5	172.0%	6.4	164.0%
Total	72.0	101.2	140.5%	86.0	117.7%

Operating income	8.4	9.9	117.6%	9.4	105.0%
Operating income ratio	11.6%	9.7%		10.9%	

Sales by region


Export
10%
China
24%
Japan
43%
Asia
6%
North America
8%
Europe
9%

Nine Months ended
Dec. 31, 2006

AEC (Automotive Electronic Components Business)

OMRON
Sensing tomorrow™

Sales : ¥67.3b; Operating income was negative.
North American operations returned to profitability in 3Q (Oct.-Dec.), reflecting productivity improvements.

(billion yen)

AEC	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Japan	20.1	20.8	103.7%	20.0	104.0%
Overseas	35.5	46.5	130.8%	46.0	101.0%
North Americ	20.2	27.3	135.2%	26.1	104.5%
Europe	4.5	7.0	156.3%	7.4	94.9%
Asia	10.9	11.6	106.4%	11.9	97.1%
China	0.0	0.6	-	0.6	103.5%
Export	0.0	0.0	-	0.0	-
Total	55.6	67.3	121.1%	66.0	102.0%

Operating income	-1.1	-1.4	-	1.4	-
Operating income ratio	-	-		2.1%	

Sales by region


Asia
17%
China
1%
Japan
31%
Europe
10%
North America
41%

Nine Months ended
Dec. 31, 2006

SSB (Social Systems Business)

Sensing tomorrow™

Sales totaled ¥60.6b, below target due to delays to the 4Q.
Operating income well above target due to effect of structural reforms.

(billion yen)

SSB	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Japan	51.5	59.2	114.9%	61.2	96.7%
Overseas	0.7	1.4	201.8%	2.3	63.4%
North America	0.1	0.3	219.3%	0.3	102.3%
Europe	0.0	0.0	-	0.0	-
Asia	0.0	0.0	-	9.0	-
China	0.0	0.0	-	10.0	-
Export	0.6	1.1	198.3%	2.0	57.6%
Total	52.2	60.6	116.1%	63.5	95.5%

Operating income	-2.6	2.4	-	0.7	340.6%
Operating income ratio	-	3.9%		1.1%	

Sales by region


North America 1%
Export 2%
Japan 97%

Nine Months ended
Dec. 31, 2006

HCB (Healthcare Business)

OMRON
Sensing tomorrow™

Sales : ¥48.3 b ; Operating margin : 12.3%
Overseas sales were solid due to sales growth in Europe and Asia.

(billion yen)

HCB	9 months ended 12/2005 Actual(1)	9 months ended 12/2006 Actual(2)	Change from last year (2)/(1)	9 months ended 12/2006 Original target(3)	Change from Original target (2)/(3)
Japan	23.2	24.9	107.1%	25.7	96.8%
Overseas	21.6	23.4	108.3%	23.3	100.5%
North America	11.0	9.9	90.5%	11.4	87.1%
Europe	7.2	9.4	131.7%	7.7	122.6%
Asia	1.2	1.4	110.8%	1.0	137.5%
China	2.1	2.5	120.1%	2.9	86.8%
Export	0.1	0.2	103.4%	0.3	50.0%
Total	44.9	48.3	107.6%	49.0	98.6%

Operating income	6.4	5.9	92.4%	5.7	104.4%
Operating income ratio	14.3%	12.3%		11.6%	

Sales by region


Asia 3%
China 5%
Europe 20%
Japan 51%
North America 21%

Consolidated Balance Sheet

Increase in total assets due to increase in receivables, increase in inventories from business acquisitions and exchange rate effect, etc. Increase in short-term loans to fund M&A.

(billion yen)

B/S	As of 12/31/2005	As of 3/31/2006	As of 12/31/2006
Total Assets	557.1	589.0	624.1
Cash and cash equivalents	49.7	52.3	51.0
Notes and accounts receivable - trade	112.8	136.3	147.5
Inventories	81.8	75.0	108.5
Other current assets	23.8	28.8	31.4
Net Property, Plant and Equipment	163.1	167.6	157.6
Investments and Other Assets	125.9	129.1	128.1
Total Liabilities	194.2	226.1	250.3
Bank Loans / Current portion of L/T debt	14.9	2.8	46.6
Long-term debt	1.3	1.0	0.5
Other liabilities	178.0	222.3	203.2
Shareholders' Equity	362.9	362.9	373.8

Consolidated Statements of Cash Flows

Investing activities used net cash of ¥34.1b due to the acquisition for future growth, etc.

(billion yen)

C/F	9 months ended 12/2005	9 months ended 12/2006	(reference) Year ended 3/2006
Net cash provided by operating activities	24.8	10.2	51.7
Net cash provided by (used in) investing activities	-31.3	-34.1	-43.0
Free cash flow	-6.5	-23.9	8.7
Net cash used in financing activities	-26.3	21.9	-38.3
Effect of exchange rate changes	1.9	0.7	1.3
Net increase (decrease)	-30.9	-1.3	-28.3
Cash and cash equivalents at end of the period	49.7	51.0	52.3

Current Condition of AEC and Profit Improvement

Reached 4Q projections ahead of schedule in 3Q with profits rebounding

Quarterly trends in the Operating income


(billion yen)
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
Q1
Q2
Q3
Q4 forecasts
Original targets
Forecasts in Oct.
Forecasts in Jan.

Progress of AEC emergency action

**Profit improvement program is progressing as scheduled.
We will continue measures to further improve profits.**

Progress of Emergency Action Plan in Fiscal 2006

AEC

1. Cost reduction in accordance with VA/VE
   > Expect to cut costs by as much as 2/3 this fiscal year
2. Raise in price
   > Secured target price increase range for fiscal year projected at end of first half
3. Production shift from North America to other regions
   > Shifted production of some products to Japan and started shipping
   Accelerated local productivity improvements, and will implement personnel reductions
4. Productivity improvement
   > Progressing toward improvements such as meeting our planned on-time delivery rate, and will continue making further improvements

OMRON Corp.

5. Project to reestablish solid profitability base for relays
   > Launched companywide P/J, began activities across business companies
   Making improvements for core relays
6. Operational process restructuring from local to optimum production site
   > Progressing basically in line with
7. Reform to product lifecycle management
   > Now implementing cost reduction program

3. Forecast for the Full Year Ending March 31, 2007

FY2006

Forecast of Consolidated Statements of Operations

Unchanged from figures announced on October 30th , 2006

(billion yen)

	FY2005 Actual	FY2006 Forcasts	YOY Change %	FY2006 Original target	Change from Original target %
Net sales	626.8	740.0	118.1%	700.0	105.7%
Gross profit	253.4	286.0	112.9%	282.0	101.4%
SG&A	152.7	171.0	112.0%	163.5	104.6%
R&D	50.5	52.0	103.0%	55.5	93.7%
'Daikohenjyo'	11.9	-	-	-	
Operating income	62.1	63.0	101.4%	63.0	100.0%
NIBT	64.4	65.0	101.0%	65.0	100.0%
NIAT	35.8	37.5	104.9%	37.5	100.0%

<Currency Rate> (yen)

USD	113.4	116.0	2.6	110.0	6.0
EUR	138.2	148.6	10.4	135.0	13.6

*Assumption: The PL influence of the announced two M&A are t included.

Unchanged from figures announced on October 30th , 2006

(billion yen)

Japan/Overseas	FY2005 Actual(1)	FY2006 Estimate(2)	Change From last year (2)/(1)	FY2006 Original target(3)	Change From Original target (2)/(3)
Japan	354.9	388.0	109.3%	376.5	103.1%
Overseas*	271.9	352.0	129.5%	323.5	108.8%
Total	626.8	740.0	118.1%	700.0	105.7%

*Direct export is included in Overseas amount.

By business	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	272.7	307.5	112.8%	298.0	103.2%
ECB	97.7	145.5	148.9%	121.5	119.8%
AEC	77.6	92.5	119.2%	91.0	101.6%
SSB	91.8	102.5	111.7%	99.0	103.5%
HCB	61.1	67.0	109.7%	66.5	100.8%
Others	25.9	25.0	96.4%	24.0	104.2%
Total	626.8	740.0	118.1%	700.0	105.7%

4. Progress of Key Strategic Themes

Nine Months ended Dec. 31, 2006

Progress of Key Strategic Themes (1)Sales Growth in New Tech Fields

OMRON Sensing tomorrow™

Sharp increase over previous period due to contribution of OMRON PRECISION TECHNOLOGY Co., Ltd. (formerly Pioneer Precision Machinery Corp.)

Expect to surpass ¥100b in final year of second stage of GD2010 (FY2007)



Estimate Over¥100b
(billion yen)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0
Products in New Tech Fields
IAB: Automated Optical Inspection Systems, etc.
ECB: Back light for LCD, etc.
ECB: MEMS Sensors, etc.
AEC: Laser radars for automobiles, etc.
OPT
approx.74.0b
OPT
approx.25.0b
217%
48.7b
119%
34.3b
202%
OPT
(16.0b)
160%
28.8b
24.1b
18.0b
Result Q3
Result Q3
(reference)
FY07
Original
target
68.0 b
FY2003
FY2004
FY2005
FY2006
FY2007

Nine Months ended Dec. 31, 2006

Progress of Key Strategic Themes (2)Sales Growth in Greater China

OMRON Sensing tomorrow™

Sales of OMRON PRECISION TECHNOLOGY Co., Ltd. made strong contribution, 164% year-on-year and 103% against original target



(MUSD)
1400
1200
1000
800
600
400
200
0
Q3 / FY2006 Actual
YoY Change 164%
Change from Original target 103%
1330
OPT China
250
184%
160%
FY2006
Projection
724
OPT China
147
176%
489
OPT China
87
411
±0%
412
298
Q3/
FY2005
Q3/
FY2006
FY2004
FY2005
FY2006
FY2007

Sensing tomorrow™

Aiming for the Best Matching of Machines to Human Beings



OMRON Corporation

-Contacting us -

Finance and Investor Relations Headquarters
Investor Relations Department

Phone: **+81-3-3436-7170**
E-mail: **omron_ir@omron.co.jp**
URL: **www.omron.co.jp**



END